Exhibit 99.1

BANK OF MONTREAL

EXHIBIT TO FINANCIAL STATEMENTS FOR THE QUARTER ENDED

JANUARY 31, 2019

EARNINGS COVERAGE RATIO

The following consolidated financial ratios for the Bank, are calculated for the 12 months ended January 31, 2019 and October 31, 2018.

	12 Months Ended January 31, 2019 Actual	12 Months Ended October 31, 2018 Actual
Interest coverage on subordinated indebtedness	32.24 times	33.84 times

In calculating the interest coverage ratios, foreign currency amounts have been converted to Canadian dollars using rates of exchange as at the end of each month. For the 12 month periods ending January 31, 2019 and October 31, 2018 the average monthly exchange rates were $1.3072 per US$1.00 and $1.2878 per US$1.00, respectively.

The Bank’s earnings before interest on subordinated indebtedness and income tax for the 12 months ended January 31, 2019 were $7,817.00 million, which is 32.24 times the Bank’s aggregate interest on subordinated indebtedness requirement for this period. The Bank’s earnings before interest on subordinated indebtedness and income tax for the 12 months ended October 31, 2018 were $7,639.04 million, which is 33.84 times the Bank’s aggregate interest on subordinated indebtedness requirement for this period.

The amounts and ratios reported above are derived from information in the unaudited interim consolidated financial statements for the three months ended January 31, 2019. Certain comparative figures have been reclassified to conform with the current year’s presentation.